UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(RULE 14A-101)
Schedule 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐ Definitive Proxy Statement
☒ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

S&W SEED COMPANY

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

EXPLANATORY NOTE

The attached proxy card is being filed to replace the proxy card in the Definitive Proxy Statement on Schedule 14A of S&W Seed Company (the "Company") , which was filed with the Securities and Exchange Commission on October 28, 2013. The attached proxy card corrects the description of Proposal No. 3 in the previously filed proxy card to indicate that the appointment of the Company's independent registered public accounting firm is being ratified for the fiscal year ending June 30, 2014 (and not the fiscal year ending June 30, 2013). The proxy materials mailed to the Company's stockholders will include the attached proxy card.

S&W SEED COMPANY

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 10, 2013

The stockholder(s) whose signature(s) appear(s) on the reverse side of this proxy form hereby appoint(s) Mark S. Grewal and Matthew K. Szot, and either of them as proxies, with full power of substitution, and hereby authorize(s) them to represent and vote all shares of Common Stock of S&W Seed Company that the stockholder(s) would be entitled to vote on all matters that may come before the Annual Meeting of Stockholders to be held at the PepperMill Resort Spa, Reno, Nevada at 11 a.m. local time on December 10, 2013, or at any adjournments or postponements thereof. The proxies shall vote subject to the directions indicated on the reverse side of this card, and the proxies are authorized to vote in their discretion upon such other business as may properly come before the meeting and any adjournments or postponements thereof. **The proxies will vote as the Board of Directors recommends where a choice is not specified.**

Please complete, sign, date and mail this proxy form in the accompanying envelope, even if you intend to be present at the meeting. You may also grant your Proxy via the Internet by following the instructions below.

VOTE BY INTERNET
It is fast, convenient, and your vote is immediately confirmed and posted.

Proxy ID: _____   **Security Code:** _____

Instructions for voting electronically:

1. Read the accompanying Proxy Statement and Proxy Card
2. Go to www.transferonline.com/proxy
3 Enter your **Proxy Code** and **Security Code**
4. Press Submit
5. Make your selections
6. Press Submit

(Continued and to be signed and dated on the reverse side)

YOUR VOTE IS IMPORTANT

The Board of Directors recommends a vote <u>FOR</u> the nominees listed below, <u>FOR</u> Proposal Nos. 2, 3 and 4, and <u>FOR</u> a one-year frequency for future stockholder advisory votes on named executive officer compensation in Proposal No. 5.

Please mark your votes as in this example: ☒

1. Election of Directors.

Glen D. Bornt	Mark J. Harvey
Michael C. Culhane	Charles B. Seidler
Michael M. Fleming	Ann B. Veneman
Mark S. Grewal	Grover T. Wickersham

☐ FOR the nominees listed above.
☐ FOR the nominees listed above EXCEPT: _____
☐ WITHHOLD AUTHORITY to vote for all nominees listed above.

2. Approval of Amendment No. 2 to the S&W Seed Company Amended and Restated 2009 Equity Incentive Plan.

☐FOR   ☐AGAINST   ☐ABSTAIN

3. Ratification of the appointment of M&K CPAS, PLLC as our independent registered public accounting firm for the fiscal year ending June 30, 2014.

☐FOR   ☐AGAINST   ☐ABSTAIN

4. Approval, on an advisory basis, of the compensation of our Named Executive Officers.

☐FOR   ☐AGAINST   ☐ABSTAIN

5. Approval, on an advisory basis, of a one-year frequency for future shareholder advisory votes on named executive officer compensation.

☐ONE YEAR   ☐TWO YEAR   ☐THREE YEAR   ☐ABSTAIN

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED <u>FOR</u> EACH PROPOSAL.

Signature _____   Date: _____
Print Name: _____

Signature, if Jointly Held _____   Date: _____
Print Name: _____

Please sign exactly as your name(s) appear on Proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Address Change? Mark box, sign and indicate changes below: ☐